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EXHIBIT 12

Boeing Capital Corporation and Subsidiaries

Computation of Ratio of Income to Fixed Charges

	Years Ended December 31,
	2001	2000	1999	1998	1997
	(Dollars in Millions)
Income:
Income before provision for income taxes	$238.2	$167.9	$126.7	$104.6	$87.8
Fixed charges	327.0	234.7	135.7	132.4	130.2

Income before provision for income taxes and fixed charges	$565.2	$402.6	$262.4	$237.0	$218.0

Fixed charges:
Interest expense	$321.5	$229.2	$130.0	$126.7	$124.7
Preferred stock dividend requirement	5.5	5.5	5.7	5.7	5.5

	$327.0	$234.7	$135.7	$132.4	$130.2

Ratio of income before provision for income taxes and fixed charges to fixed charges	1.73	1.72	1.93	1.79	1.67

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Boeing Capital Corporation and Subsidiaries Computation of Ratio of Income to Fixed Charges